UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GlobeImmune, Inc.

File No. 333-194606 - CF#30870

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Issuer, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 17, 2014, as amended as of June 16, 2014.

Based on representations by GlobeImmune, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through March 14, 2017
Exhibit 10.8.3	through March 14, 2017
Exhibit 10.8.4	through March 14, 2017
Exhibit 10.9	through March 14, 2017
Exhibit 10.10	through March 14, 2017
Exhibit 10.11.1	through March 14, 2017
Exhibit 10.11.2	through March 14, 2017
Exhibit 10.11.3	through March 14, 2024
Exhibit 10.11.4	through March 14, 2024
Exhibit 10.11.5	through March 14, 2024
Exhibit 10.11.6	through March 14, 2024
Exhibit 10.12	through May 21, 2017
Exhibit 10.12.1	through May 21, 2017
Exhibit 10.12.2	through May 21, 2017
Exhibit 10.13	through March 14, 2017
Exhibit 10.13.1	through March 14, 2017
Exhibit 10.13.2	through March 14, 2017
Exhibit 10.14	through March 14, 2017
Exhibit 10.15	through March 14, 2017
Exhibit 10.16	through March 14, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary